Filed by Nuveen Investment Quality Municipal Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

American Municipal Income Portfolio Inc.

Commission File No. 811-07678

American Municipal Income Portfolio Inc. (XAA)

Minnesota Municipal Income Portfolio Inc. (MXA)

First American Minnesota Municipal Income Fund II, Inc. (MXN)

IMPORTANT NOTICE:

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you proxy materials concerning important proposals affecting your fund(s), which will be considered at Meetings of Shareholders of the fund(s) on Friday, August 15, 2014 at the offices of U.S. Bancorp Asset Management. This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS WITH SHAREHOLDERS AND ELIMINATES PHONE CALLS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposal(s), or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solicitor, toll free at 1-877-520-8548.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.